July 27, 2018

BY EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:   Abe Friedman

Mary Mast

Re: Aptevo Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 13, 2018

File No. 001-37746

Ladies and Gentlemen:

Aptevo Therapeutics, Inc. (the “Company”) is providing this letter in response to the comments received regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “Form 10-K”) in a letter, dated July 20, 2018, from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission to Jeffrey G. Lamothe, Chief Financial Officer of the Company.

For your reference, the Staff’s comments are reproduced in bold, and the Company’s responses are set forth below such comments in standard type.

Item 9A. Controls and Procedures, page 84

1.

We note that you filed an annual report for the prior fiscal year ended December 31, 2016, and the annual report for the fiscal year ended December 31, 2017 represents your second annual report since your registration statement on Form 10 went effective.  As a result, pursuant to paragraph 1 of the Instructions to Item 308 of Regulation S-K, it appears you are required to comply with Item 308(a) of Regulation S-K.  Please amend your Form 10-K to include management's report on your internal control over financial reporting, including management's assessment of the effectiveness of your internal control over financial reporting as of December 31, 2017, as required by Item 308(a) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has filed an amendment to the 10-K to include management's report on its internal control over financial reporting.

Item 15. Exhibits, Financial Statement Schedules Exhibits 31 and 32, page 91

2.	Together with your amended filing, please include the Exhibit 31 and Exhibit 32 certifications that should be dated as of the date you file the amendment, with the following revisions:
•

In your exhibit 31 certifications (Section 302), include the internal control over financial reporting language within the introductory portion of paragraph 4, as well as paragraph 4(b), as stipulated in Item 601(b)(31) of Regulation S-K;

•	In your exhibit 32.2 certification (Section 906), refer to the complete name of the company as referred to within your 10-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company included with the amendment to the 10-K the Exhibit 31 and Exhibit 32 certifications dated as of the date of the amendment.

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If you have any questions with regard to this response, need further information or would like to discuss any of the information covered in this letter, please contact me at (204) 273-4533.

Sincerely,

/s/ Jeffrey G. Lamothe

Jeffrey G. Lamothe

Chief Financial Officer

Aptevo Therapeutics, Inc.